Exhibit 99.1

RedCloud Announces Effective Date of Reverse Share Split

LONDON, Nov. 13, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), which is building the AI prediction infrastructure for global FMCG trade, today announced that the previously approved 100-to-1 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, nominal value £0.002 per share (the “Ordinary Shares”), is expected to become effective at 12:01 a.m. on Tuesday, November 17, 2026 (the “Effective Date”).

RedCloud expects that its Ordinary Shares will open for trading on The Nasdaq Capital Market on a reverse split-adjusted basis on November 17, 2026 under the existing trading symbol “RCT”. The new CUSIP number for the Ordinary Shares following the Reverse Share Split will be G71115 201.

The Reverse Share Split was approved by the Company’s Board of Directors under authority granted by the Company’s shareholders at a general meeting held on October 30, 2026. The Company will file an amendment to its Articles of Association to reflect the Reverse Share Split as of the Effective Date. The Reverse Share Split is intended to, among other things, increase the per share trading price of the Ordinary Shares to satisfy the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The Company’s requested oral hearing before the Nasdaq Hearings Panel will take place on November 17, 2026. Shareholders will not need to take any action with respect to the Reverse Share Split.

At the Effective Date of the Reverse Share Split, every 100 Ordinary Shares outstanding and held of record by each shareholder of the Company will be automatically reclassified into one new Ordinary Share, reducing the number of Ordinary Shares issued and outstanding from approximately 144.1 million to approximately 1.4 million. The nominal value of the Ordinary Shares will be adjusted from £0.002 per share to £0.20 per share and the authorized allotment of Ordinary Shares will be proportionally adjusted to 10,000,000 following the Reverse Share Split. The Ordinary Shares underlying the Company’s outstanding share options and warrants also will be proportionately adjusted.

No fractional shares will be issued as a result of the Reverse Share Split. The resulting fractional shares will be sold for the best price reasonably obtainable, and each shareholder will be paid in cash its respective portion of the proceeds received from such sale in lieu of fractional shares. Each shareholder’s percentage ownership interest in the Company’s Ordinary Shares and proportional voting power of the Company’s Ordinary Shares shall remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares.

Computershare Trust Company, N.A. is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders who hold Ordinary Shares in uncertificated book-entry form are not required to take any action to receive post-reverse split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Reverse Share Split, subject to such broker’s particular processes, and will not be required to take any action in connection with the Reverse Share Split.

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures and local partners.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Contacts

Investor Relations: investor.relations@redcloudtechnology.com

Media Relations: media@redcloudtechnology.com

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or RedCloud’s future financial or operating performance. For example, statements regarding the Reverse Share Split and timing thereof and RedCloud’s intention with respect to compliance with the price requirements for maintaining its listing on The Nasdaq Capital Market are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may impact such forward-looking statements include, but are not limited to, market conditions and their impact on RedCloud’s trading price on The Nasdaq Capital Market. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by RedCloud and its management, are inherently uncertain. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. RedCloud undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.